UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 1-35114

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Brookfield Residential Properties Inc.
(Translation of registrant's name into English)

4906 Richard Road S.W.
Calgary, Alberta, Canada  T3E 6L1
 (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

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DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 18, 2013.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By: /s/ CRAIG J. LAURIE
Name: Title:	Craig J. Laurie Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Brookfield Residential Properties Inc. and Brookfield Residential US Corporation Announce Offering of Senior Unsecured Notes
99.2	Brookfield Residential Properties Inc. Announces Potential Revolving Credit Facility